Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 March 9, 2021



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9248
          Municipal Advantage Closed-End and ETF Portfolio, Series 65
                                 (the "Trust")
                      CIK No. 1840820 File No. 333-252778
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Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Fee Table
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      1. PLEASE CONFIRM TO THE STAFF THAT THE "EXAMPLE" ONLY INCLUDES TIME PERIODS UP TO TWO YEARS BECAUSE THE TRUST TERMINATES AFTER TWO YEARS AND DOES NOT HAVE A ROLLOVER OPTION.

      Response:   The  Trust  confirms  that  the  Staff's  interpretation  is correct.

Portfolio
---------

      2. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO THE MUNICIPAL BONDS ISSUED BY ANY JURISDICTION EXPERIENCING FINANCIAL DISTRESS, PLEASE IDENTIFY THAT JURISDICTION AND ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on the Trust's final portfolio, the Trust has material exposure to any jurisdictions experiencing financial distress, relevant disclosure will be added to the Trust's prospectus.

      3. IF ANY OF THE ETFS OR CLOSED-END FUNDS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS OR CLOSED-END FUNDS.

      Response: The Trust does not anticipate holding ETFs or Closed-End Funds that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs or Closed-End Funds advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

      4. THE DISCLOSURE PROVIDES THAT THE "CLOSED-END FUNDS AND ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE CLOSED-END FUND OR ETF (REQUIRING A MINIMUM MARKET CAPITALIZATION OF $50,000,000), THE CURRENT DIVIDEND YIELD OF THE CLOSED-END FUND OR ETF (PRIORITIZING CLOSED-END FUND OR ETF WITH THE HIGHEST DIVIDEND YIELDS) AND THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE CLOSED-END FUND OR ETF." PLEASE DESCRIBE WHAT IS MEANT BY THE REFERENCE TO "QUALITY AND CHARACTER OF THE SECURITIES."

      Response: In accordance with the Staff's comment, the reference to "quality and character or the securities held by the Closed-End Fund or ETF" will be deleted.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                              Daniel J. Fallon